SCHEDULE A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
INVESTMENT ADVISORY AGREEMENT
With
Osterweis Capital Management, Inc.

Series of Professionally Managed Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets

Osterweis Fund	0.75% for average daily net assets

Approved by the Board: June 17, 2021

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	OSTERWEIS CAPITAL MANAGEMENT, INC.

By: /s/ Elaine E. Richards	By: /s/ Catherine Halberstadt
Name: Elaine E. Richards	Name: Catherine Halberstadt
Title: President	Title: Co-President & Co-CEO

Schedule A revised on: June 17, 2021 to reduce the advisory fee for the Osterweis Fund.

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